SEC 06009015 MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53020

SEC MAIL PROCESSING SECTION RECEIVED MAY 30 2006 WASH, D.C. 209

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2005 (MM/DD/YY) AND ENDING March 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.K. Cooper & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18300 Von Karman Avenue, Suite 700
(No and Street)

Irvine,	California	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alexander G. Montano (949) 477-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard and Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Alexander G. Montano**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **C.K. Cooper Cooper, Inc.**, as of **March 31**, 20**05**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 25th day of April, 2006

Notary Public

Signature

President
Title

SIEG SYLLA
Commission # 1413337
Notary Public - California
Orange County
My Comm. Expires Apr 24, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C. K. Cooper & Company, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended March 31, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors of
C. K. Cooper & Company, Inc.

We have audited the accompanying statement of financial condition of C. K. Cooper & Company, Inc. as of March 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C. K. Cooper & Company, Inc. as of March 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
May 5, 2006

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

C. K. Cooper & Company, Inc.
Statement of Financial Condition
March 31, 2006

Assets

Cash and cash equivalents	$ 744,839
Marketable securities, at market	31,201,005
Accounts receivable	45,640
Deposits held at clearing	75,335
Furniture and equipment, net	186,293
Other assets	15,000
Total assets	$ 32,268,112

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 17,258
Accrued payroll expenses	76,809
Income taxes payable	12,174
Deferred income taxes payable	7,488,241
Total liabilities	7,594,482
Stockholder's equity	
Common stock, no par value; 10,000 shares authorized, issued and outstanding	6,000
Additional paid–in capital	586,566
Retained earnings	24,081,064
Total stockholder's equity	24,673,630
Total liabilities and stockholder's equity	$ 32,268,112

The accompanying notes are an integral part of these financial statements.

C. K. Cooper & Company, Inc.
Statement of Operations
For the year ended March 31, 2006

Revenue	
Commissions	$ 1,577,597
Management and advisory income	2,276,241
Interest income	15,423
Unrealized gains (losses) on marketable securities	(12,808,595)
Realized gains (losses) on marketable securities	(42,619)
Other income	232,466
Total revenue	(8,749,487)
Expenses	
Employee compensation and benefits	1,890,833
Commissions and floor brokerage fees	794,450
Communications	40,280
Occupancy and equipment rental	224,497
Taxes, licences & fees other than income taxes	117,436
Other operating expenses	691,864
Total expenses	3,759,360
Income (loss) before income tax benefit	(12,508,847)
Total income tax benefit, including deferred taxes	(2,993,942)
Net income (loss)	$ (9,514,905)

The accompanying notes are an integral part of these financial statements.

C. K. Cooper & Company, Inc.
Statement of Changes in Stockholder's Equity
For the year ended March 31, 2006

	Common Stock	Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Total
Balance at March 31, 2005	$ 6,000	$ 586,566	$ 33,711,169	$ 34,303,735
Dividends	–	–	(115,200)	(115,200)
Net income (loss)	–	–	(9,514,905)	(9,514,905)
Balance at March 31, 2006	$ 6,000	$ 586,566	$ 24,081,064	$ 24,673,630

The accompanying notes are an integral part of these financial statements.

C. K. Cooper & Company, Inc.
Statement of Cash Flows
For the year ended March 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ (9,514,905)
Adjustments to reconcile net income to net income to cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 30,599	
Valuation of marketable securities to market	12,808,595	
(Gain) loss on sale of marketable securities	58,742	
(Increase) decrease in:		
Accounts receivable	(44,215)	
Deposit held at clearing	25,094	
Prepaid expenses	16,841	
Other assets	(15,000)	
(Decrease) increase in:		
Accounts payable	(10,664)	
Accrued payroll expenses	(4,847)	
Income taxes payable	(397,326)	
Deferred income taxes payable	(3,006,024)	
Total adjustments		9,461,795
Net cash and cash equivalents provided by (used in) operating activities		(53,110)
Cash flows from investing activities:		
Proceeds from sale of marketable securities	71,286	
Purchase of furniture and equipment	(25,921)	
Net cash and cash equivalents provided by (used in) investing activities		45,365
Cash flows from financing activities:		
Dividends paid	(115,200)	
Net cash and cash equivalents provided by (used in) financing activities		(115,200)
Net increase (decrease) in cash and cash equivalents		(122,945)
Cash and cash equivalents at beginning of year		867,784
Cash and cash equivalents at end of year		$ 744,839

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Interest	$ –
Income taxes	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

C. K. Cooper & Company, Inc. (the "Company"), was incorporated on January 15, 1981. In June 1996, the Company became the wholly–owned subsidiary of C & K Capital Corporation (the "Parent"). The Company is an institutional and retail, brokerage and investment banking firm, providing a wide range of investment services to individuals, institutions and various corporate entities. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Protection Corporation ("SIPC").

The Company operates its brokerage business on a fully–disclosed basis, whereby the Company does not hold customer funds and/or securities, the execution and clearance of trades are handled by another broker/dealer.

Summary of Significant Accounting Policies

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimate amounts.

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Prior to February 2006, securities transactions were recorded on a settlement date basis, except for proprietary transactions. As of March 2006, the Company began accounting for all securities transactions are on a trade date basis. The difference between trade date and settlement date basis was immaterial to the financial statements taken as a whole. These financial statements contain no adjustments for this change.

Management fees and advisory income are recognized when earned, usually at the completion of an engagement or according to earning schedule in the engagement letter.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable consists of trade accounts arising in the normal course of business. The Company uses the direct write-off method to account for bad debts, which does not result in amounts that differ materially from the allowance method required by accounting principles generally accepted in the United States of America. Accounts for which no payments have been received for 90 days are considered delinquent and customary collections efforts are initiated. Uncollectible accounts are written-off at the discretion of management.

The Company has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). As such, marketable securities held by the Company at March 31, 2006, are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Furniture and equipment are stated at cost. Maintenance and repairs are expensed as incurred. Furniture and equipment are depreciated over their estimated useful lives of five (5), seven (7), or thirty-nine (39) years. Depreciation is computed using the straight-line method for financial purposes and accelerated methods for income tax purposes. Depreciation expense for the year ended March 31, 2006 totaled $30,599.

Advertising and promotional cost are charged to operations when incurred. At March 31, 2006, advertising and promotional cost totaled $90,617, and are included in other operating expenses.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

Income taxes are provided for the tax effects of transactions reported on the financial statements and consist of taxes currently due or refundable plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the investments in marketable securities and depreciable assets.

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Corporation (FDIC), up to $100,000, or the Securities Investor Protection Corporation (SIPC), up to $500,000. At March 31, 2006 the Company had deposits with financial institutions with uninsured cash balances totaling $469,980. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Note 2: MARKETABLE SECURITIES AT MARKET VALUE

The Company holds investments classified as trading securities recorded at fair market value in the amount of $31,201,005, as of March 31, 2006. In the current year, the Company has recognized an unrealized loss of $12,808,595. At March 31, 2006, a single position accounts for $31,200,000 of the Company's marketable securities and unrealized losses. The Company also has a realized loss of $42,619 at March 31, 2006.

Note 3: FURNITURE AND EQUIPMENT, NET

Furniture and equipment consists of the following:

Furniture & fixtures	$ 113,477
Computers, software & equipment	86,148
Leasehold improvements	28,765
	228,390
Accumulated depreciation	(42,097)
Total furniture and equipment, net	$ 186,293

Depreciation expense for the year ended March 31, 2006 was $30,599.

Note 4: INCOME TAXES

The significant components of deferred tax assets and liabilities at March 31, 2006 are as follows:

Deferred tax assets	
State income taxes	$ 9,746
Deferred tax liabilities	
Unrealized gains	(7,478,495)
Net deferred tax assets (liabilities)	$ (7,488,241)

Deferred income taxes result from the recognition of certain income and expense items for tax purposes in different years than for financial reporting purposes.

Note 4: INCOME TAXES
(Continued)

As discussed in Note 1, the Company is a wholly–owned subsidiary and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The provision for income tax expense (benefit) at March 31, 2006, is comprised of the following:

Current income tax expense (benefit)	
Federal	$ 2,336
State	9,746
Total current income tax expense (benefit)	12,082
Deferred income tax expense (benefit)	
Federal	(1,893,795)
State	(1,112,229)
Total deferred income tax expense (benefit)	(3,006,024)
Total provision for income tax expense (benefit)	$ (2,993,942)

Note 5: RELATED PARTY TRANSACTIONS

The Company shares office space with its Parent and its Parent's wholly–owned subsidiaries, C. K. Cooper & Company Insurance Services, Inc. ("Insurance"), Paladin Capital Partners, Inc. ("Paladin"), and, Paladin's wholly–owned subsidiary, Paladin Capital Partners, LLC. The Company pays certain operating expenses relating to the rental of office space and various equipment on behalf of its Parent Company. These amounts have been included in the accompanying statement of operations in occupancy and equipment rental, and other operating expenses.

Note 6: EMPLOYEES BENEFIT PLAN

The Company sponsors a qualified 401(k) plan for all eligible employees. Employees may contribute up to 100 percent of their yearly compensation up to the annual 401(k) limits plus catch up provisions, if applicable; with the employer matching a discretionary contribution equal to a percentage of the amount of the employee deferral as determined each year by the employer. Also, the Company can make a profit sharing contribution of three (3) percent or greater of the employees' compensation. As of March 31, 2006, the Company has contributed a total of $102,590 to the plan.

Note: 7: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 9: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2006, the Company had net capital of $3,999,155 which was $3,899,155 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($106,241) to net capital was 0.03 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $9,359 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 3,989,796
Adjustments:		
Retained earnings	$ (116,370)	
Non-allowable assets	51,110	
Haircuts on money markets	(4,885)	
Undue concentration	79,504	
Total adjustments		9,359
Net capital per audited statements		$ 3,999,155

C. K. Cooper & Company, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of March 31, 2006

Computation of net capital

Stockholder's equity		
Common stock	$ 6,000	
Additional paid–in capital	586,566	
Retained earnings	24,081,064	
Total stockholder's equity		$ 24,673,630
Adjustments to stockholder's equity		
Deferred income taxes payable		7,488,241
Total stockholder's equity and allowable credits		32,161,871
Less: non–allowable assets and deductions		
Accounts receivable	(45,640)	
Furniture and equipment, net	(186,293)	
Other assets	(15,000)	
Blockage charge deduction	(26,614,645)	
Total non-allowable assets		(26,861,578)
Tentative net capital		5,300,293
Less: haircuts and undue concentration		
Haircuts on money market funds	(4,885)	
Haircuts on marketable securities	(687,954)	
Undue concentration	(608,299)	
Total haircuts and undue concentration		(1,301,138)
Net capital		3,999,155
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	7,083	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 3,899,155

Ratio of aggregate indebtedness to net capital 0.03:1

There was a $9,359 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated March 31, 2006. See Note 10.

See independent auditor's report.

C. K. Cooper & Company, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of March 31, 2006

A computation of reserve requirement is not applicable to C. K. Cooper & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

C. K. Cooper & Company, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of March 31, 2006

Information relating to possession or control requirements is not applicable to C. K. Cooper & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

C. K. Cooper & Company, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended March 31, 2006

Board of Directors
C. K.Cooper & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of C. K. Cooper & Company, Inc. (the Company), for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
May 5, 2006